Exhibit 3.4

Terms and conditions of equity instruments

General

The following is a description of the material terms of the capital stock of Rocky Mountain Industrials, Inc.(Formerly RMR Industrials, Inc.)23 (the “Company”). This description is not complete and is qualified by reference to the Company’s restated articles of incorporation (the “Articles of Incorporation”) and its amended and restated bylaws (the “Bylaws”). and the certificates of designation relating to its preferred stock (the “Certificates of Designation”). The Articles of Incorporation Bylaws and Certificate of Designation are included as exhibits to the Company’s Annual Report on Form 10-K and are qualified by reference to such documents.

Under the Articles of Incorporation, the Company’s authorized capital stock consists of 2,150,000,000 shares divided into (a) 2,000,000,000 shares of Class A common stock, $0.001 par value per share (“Class A Common Stock”) and (b) 100,000,000 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”) and (c) 50,000,000 shares of preferred stock, par value $0.001 per share, which are issuable in series on terms determined by our Board of Directors (“Preferred Stock”).

Rights of Our Common Stock – Class A

Preemptive Rights. The holders of our Common Stock do not have preemptive rights to purchase or subscribe for any stock or other securities of the Company.

Conversion Rights. Each share of Class A Common Stock shall be converted into twenty shares of Class B Common Stock upon the up listing of the Class B Common Stock on a national securities exchange.

Voting Rights. Each outstanding share of Class A Common Stock is entitled to one vote per share on all matters on which stockholders shall have the right to vote. Holders of Class B Common Stock do not have voting rights except as otherwise required by law.

Dividends. Holders of Common Stock are entitled to receive, when, and if declared by the Board of Directors, out of any assets legally available therefor, such dividends as may be declared from time to time by the Board of Directors. Shares of Class A and Class B Common Stock have equal dividend rights.

Liquidation Rights. In the event of the liquidation, dissolution, or winding-up of the Company, the remaining assets legally available for distribution to stockholders shall be distributed ratably among the holders of Common Stock. Shares of Class A and Class B Common Stock have equal rights upon liquidation.

Rights of Our Preferred Stock

We are authorized to issue Preferred Stock with such designation, rights and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our Common Stock and, in certain instances, could adversely affect the market price of this stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or making removal of management more difficult.

The Company has issued preferred stock with the following key terms and conditions:

Preferred Stock Type 1:

Conversion Rights: In the event the Company issues and sells gross proceeds of at least $5,000,000 of the Company’s primary issue Class B Common Stock within 12 months from the date hereof (a “Qualified Financing”), the preferred shares will automatically convert in whole without any further action by theCompany into shares of the Company’s Class B Common stock (subject to proportional adjustments for stock splits, stock dividends and the like). Upon a qualified financing the shares, based on its capital amount, will automatically convert into Class B Common Stock at a conversion price equal to the weighted average price of primary issue Class B Common Stock resulting in gross proceeds to the Company of at least $5 million, provided that the conversion price shall be subject to a maximum price of $28.00 per share and a minimum price of $22 per share.

Redemption Rights: In the event a qualified financing in not completed within 12 months from the date hereof, the Shares, based on its capital amount, will automatically convert to Class B Common Stock at a conversion price equal to $25 per share on April 4, 2020.

Preferred Stock Type 2:

Dividend: 8% per annum, non-compounded.

Conversion Rights: Prior to a Qualified offering, Liquidation Event, or Deemed Liquidation Event, the Company shall have the option to convert the Shares, based on its capital contribution amount plus any accrued Coupon, into Common Stock at the conversion price of $25 per share. Upon the completion of a Qualified Offering, the preferred shares, based on its capital contribution amount plus any accrued Coupon, will automatically convert into Common Stock at the Conversion Price. Upon conversion of the Shares to Common Stock and the corresponding issuance of the Common Stock to the undersigned, the Shares shall no longer be deemed to be outstanding and all rights with respect to such Shares shall immediately cease and terminate.

Redemption Rights: In the event of a Deemed Liquidation Event, the holder may elect either a) Redemption of the shares, or b) conversion of the shares, based on its capital contribution amount plus any accrued Coupon, into Common Stock at the conversion price of $25 per share. A Redemption of the shares shall include payment of all principal plus accrued Coupon from the Company’s distributable proceeds received by such Deemed Liquidation Event. Upon redemption of the shares or conversion of the shares, the shares shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate.